118

08002008

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Coro Mining Corp.

*CURRENT ADDRESS Suite 1810 - 999 West Hastings Street
Vancouver, British Columbia V6C 2W2

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 2 2 2008
THOMSON FINANCIAL

FILE NO. 82- 35776 FISCAL YEAR 12/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

2G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
2G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: MWL

DAT : 4/18/08

CORO
MINING CORP.

Coro Mining Corp.

(A Development Stage Company)
Consolidated Financial Statements
December 31, 2007 and 2006
(expressed in thousands of U.S. dollars, except where indicated)

Management's Responsibility for Financial Reporting

The consolidated financial statements of Coro Mining Corp. and the information contained in the annual report have been prepared by and are the responsibility of the Company's management. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada and where appropriate, reflect management's best estimates and judgements based on currently available information.

Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

The Company's independent auditors, PricewaterhouseCoopers LLP, who are appointed by the shareholders, conduct an audit in accordance with Canadian generally accepted auditing standards. Their report outlines the scope of their audit and gives their opinion on the consolidated financial statements.

The Audit Committee of the Board of Directors meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the consolidated financial statements and related financial reporting matters prior to approval of the consolidated financial statements.

(signed) Alan Stephens

Alan Stephens
Chief Executive Officer

(signed) Damian Towns

Damian Towns
Chief Financial Officer

March 19, 2008

Independent Auditors' Report

To the Shareholders of
Coro Mining Corp.

We have audited the consolidated balance sheet of **Coro Mining Corp.** as at December 31, 2007 and December 31, 2006 and the consolidated statements of loss and deficit, comprehensive loss, and cash flows for each of the years in the two year period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the two period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP
Chartered Accountants

Vancouver, British Columbia
March 19, 2008

Coro Mining Corp.

Consolidated Balance Sheets

As at December 31, 2007 and 2006

(expressed in thousands of U.S. dollars, except where indicated)

	2007 $	2006 $
Assets		
Current assets		
Cash and cash equivalents (note 13)	10,025	10,074
Accounts receivable and prepaid expenses	326	266
	10,351	10,340
Property, plant and equipment (note 5)	787	672
Mineral property interests (note 6)	11,491	4,024
Other assets	16	44
	22,645	15,080
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	1,664	1,591
	1,664	1,591
Future income tax liability (note 10)	934	406
	2,598	1,997
Shareholders' Equity		
Equity accounts (note 7)	31,041	18,543
Accumulated other comprehensive income (note 9)	475	150
Deficit	(11,469)	(5,610)
	20,047	13,083
	22,645	15,080

Going Concern (note 1)
Commitments and contingencies (note 4)
Subsequent events (note 15)

Approved by the Board of Directors

(signed) Robert Watts — Director

(signed) Alvin Jackson — Director

The accompanying notes are an integral part of these consolidated financial statements.

Coro Mining Corp.

Consolidated Statements of Loss and Deficit

For the years ended December 31, 2007 and 2006

(expressed in thousands of U.S. dollars, except where indicated)

	2007 $	2006 $
Expenditures		
Net Exploration Expenditures	5,499	4,355
(Statement of Exploration and Development Expenditures)		
Other Expenses (Income)		
Corporate costs	998	577
Depreciation and amortization	87	50
Foreign exchange loss (gain)	(620)	55
Interest expense (income)	(423)	(290)
Stock-based compensation	318	123
	360	515
Loss for the year	5,859	4,870
Deficit – beginning of year	5,610	740
Deficit – end of year	11,469	5,610
Basic and diluted loss per share	$0.18	$0.20
Weighted average shares outstanding (000's)	32,907	24,024

Coro Mining Corp.

Consolidated Statements of Exploration and Development Expenditures

For the years ended December 31, 2007 and 2006

(expressed in thousands of U.S. dollars, except where indicated)

Expenditures	**2007 $**	**2006 $**
Exploration Expenditures (note 4)		
Administration costs	893	639
Consulting, labour & professional fees	1,372	708
Drilling & trenching	1,031	966
Property investigations	1,054	779
Property acquisition costs	942	1,110
Travel & accommodation	207	153
	5,499	4,355
Development Expenditures (note 6)		
Engineering & infrastructure	1,453	-
Environmental	127	2
General & administration	2,295	591
Geology	1,474	762
Metallurgy	506	-
Mine planning	106	-
Property acquisition costs	1,506	2,669
	7,467	4,024
Total Exploration & Development Expenditures	12,966	8,379
Costs Capitalized	(7,467)	(4,024)
Net Exploration Expenditures	5,499	4,355

Coro Mining Corp.

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2007 and 2006

(expressed in thousands of U.S. dollars, except where indicated)

	2007 $	2006 $
Loss for the period	5,859	4,870
Other Comprehensive Loss (Income)(OCI)		
Net gain (loss) on translation to reporting currency (note 9)	325	(249)
Comprehensive Loss	5,534	4,621

Coro Mining Corp.

Consolidated Statements of Cash Flows

For the years ended December 31, 2007 and 2006

(expressed in thousands of U.S. dollars, except where indicated)

	2007 $	2006 $
Cash flows from operating activities		
Net loss for the year	(5,859)	(4,870)
Items not affecting cash		
Depreciation and amortization	87	50
Stock-based compensation expense	318	123
	(5,454)	(4,697)
Change in non-cash operating working capital		
Increase in accounts receivable and prepaid expenses	(48)	(238)
Increase in accounts payable and accrued liabilities	127	633
	(5,375)	(4,302)
Cash flows from financing activities		
Issuance of common shares and warrants (net of issuance costs)	11,369	12,184
	11,369	12,184
Cash flows from investing activities		
Property, plant and equipment	(174)	(639)
Deferred development costs	(6,194)	(2,298)
	(6,368)	(2,937)
OCI Effect of exchange rate changes on cash	325	(249)
Increase in cash and cash equivalents	(49)	4,696
Cash and cash equivalents - Beginning of year	10,074	5,378
Cash and cash equivalents - End of year	10,025	10,074

Supplemental cash flow information (note 13)

(expressed in thousands of U.S. dollars, except where indicated)

1 Nature of operations and Going Concern

Coro Mining Corp. (the "Company" or "Coro") and its subsidiaries are engaged in the exploration and development of base and precious metal projects in the Latin American countries of Chile, Argentina, and Mexico. The Company was incorporated on September 22, 2004 and commenced activities in 2005.

At December 31, 2007, the Company had cash and cash equivalents of $10,025, working capital $8,687 and a deficit of $11,469. The funds on hand at December 31, 2007 are not sufficient to meet our corporate, administrative, exploration and development activities for the coming year. Additional financing will be required to meet the Company's obligations as they fall due.

The company's ability to continue operations and exploration activities is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Because of this uncertainty, there is substantial doubt about the ability of the company to continue as a going concern.

These consolidated financial statements do not include the adjustments that would be necessary should the company be unable to continue as a going concern. Such adjustments could be material.

2 Changes in accounting policy

Financial Instruments

Effective January 1, 2007, the Company adopted Canadian Institute of Chartered Accountants ("CICA") Handbook sections 1530, Comprehensive Income; section 3855, Financial Instruments – Recognition and Measurement, and section 3865, Hedges. These standards require the presentation of a statement of comprehensive income and its components, which is included in the consolidated financial statements. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on available for sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. The only impact on the Company of adopting these new standards was the reclassification of the "Currency translation adjustment" account that was included as part of shareholders' equity to "Accumulated other comprehensive income (loss)".

Section 1535 – Capital Disclosures

Effective December 31, 2007, the Company early adopted CICA Handbook Section 1535, Capital Disclosure. This section establishes standards for disclosing information about the Company's capital and how it is managed. Disclosures required by this standard are included in note 7. This standard would otherwise have been effective for the Company for interim and annual periods beginning January 1, 2008.

2 Changes in accounting policy (continued)

Section 3862 – Financial Instruments - Disclosures

Effective December 31, 2007, the Company early adopted CICA Handbook section 3862, Financial Instruments - Disclosures. This section requires the Company to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the Company's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and management's objectives, policies and procedures for managing such risks. Disclosures required by this standard are included in note 14. This standard would otherwise have been effective for the Company for interim and annual periods beginning January 1, 2008.

3 Significant accounting policies

Principles of consolidation

The consolidated financial statements include the assets, liabilities and results of all entities controlled by the Company. The effects of transactions between entities in the consolidated group are eliminated. Where control of an entity is obtained during a financial year, its results are included in the consolidated statements of loss and deficit from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control exists.

Estimates, risks and uncertainties

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported, and disclosed in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Realization of the Company's assets and liabilities is subject to risks and uncertainties, including reserve and resource estimation, future copper and other base and precious metal prices, estimated costs of future production, changes in government legislation and regulations, estimated future income taxes, and the availability of financing and various operational factors.

Foreign currency translation

The temporal method of translation is used to translate foreign currency transactions and the financial statements of foreign subsidiaries, which are considered financially and operationally integrated, into the Company's functional currency. The temporal method is applied as follows:

(i) Monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date;

(ii) Non-monetary assets and liabilities, and equity are translated at historical rates; and

(iii) Revenue and expense items are translated at the rate of exchange prevailing at the time of the transaction or at average exchange rates during the period as appropriate.

Gains and losses on re-measurement to the functional currency are included in net income for the period.

3 Significant accounting policies (continued)

The Company has selected a U.S. dollar reporting currency. Where the functional currency differs from the reporting currency, the current rate method of translation is used. The current rate method is applied as follows:

(i) Assets and liabilities are re-measured at the rate of exchange in effect at the balance sheet date;
(ii) Equity is measured at historical rates; and
(iii) Revenue and expense items are translated at the rate of exchange prevailing at the time of transaction or at average exchange rates during the period as appropriate.

The translation adjustments arising on conversion to the reporting currency are accumulated as a component of other comprehensive loss (income).

Upon completion of the Company's Initial Public Offering ("IPO"), the Company adopted the U.S. dollar as its functional currency, which reflects its significant exposure to the U.S. dollar and its predominantly U.S. dollar denominated investment base in exploration and development programs in South America. This change has been accounted for on a prospective basis. As a result, all monetary assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the rates in effect at the time of acquisition. Exchange gains and losses arising on translation to U.S. dollars are included in the loss for the year.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks, cash on hand and other short-term investments with initial maturities of less than three months.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation is calculated over the estimated useful lives of the assets.

Mineral properties and deferred exploration costs

Exploration and property evaluation costs relating to non-specific projects or properties are expensed in the period incurred. When management has established that a resource exists, significant property acquisition, exploration and development costs relating to specific properties are deferred until the project to which they relate is sold, abandoned, impaired or placed into production.

Asset impairment

The Company performs impairment tests on property, plant and equipment and mineral properties when events or circumstances occur which indicate the assets may not be recoverable.

3 Significant accounting policies (continued)

Where information is available and conditions suggest impairment, estimated future net cash flows for each project are calculated using estimated future prices, proven and probable reserves and resources, and operating, capital and reclamation costs on an undiscounted basis. When estimated future cash flows are less than the carrying value, the project is considered impaired. Reductions in the carrying value of each project are recorded to the extent the carrying value exceeds the discounted estimated future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered.

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method whereby all "in the money" options and warrants are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period. Basic and diluted loss per share is the same as the effect of the exercise of outstanding options and warrants would be anti-dilutive.

Income taxes

The Company uses the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years. The amount of future tax assets recognized is limited to the amount that is more likely than not to be realized.

Stock-based compensation

The Company applies the fair value method of accounting for stock options. The fair value of options is determined using an option pricing model that takes into account, as of the grant date, the exercise price, the expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends on the stock, and the risk-free interest rate over the expected life of the option. Cash consideration received from employees on exercise of options is credited to capital stock along with the original grant date fair value of the options exercised. The Company expenses the fair value of stock options granted over the vesting period with the corresponding credit to contributed surplus.

Currency

All references to dollars ($) are to thousands of U.S. dollars unless otherwise noted. CA$ refers to Canadian dollars.

(expressed in thousands of U.S. dollars, except where indicated)

4 Exploration expenditures

					2007
Exploration Expenditures – Chile	**Flores $**	**Gloria $**	**Andrea $**	**General $**	**Total $**
Administration costs	$57	$19	$4	$713	$793
Consulting, labour & professional fees	598	86	20	427	1,131
Drilling & trenching	934	71	-	-	1,005
Property investigations	850	53	2	96	1,001
Property acquisition costs	471	333	50	-	854
Travel & accommodation	74	28	9	49	160
Total exploration expenditure – Chile	**$2,984**	**$590**	**$85**	**$1,285**	**$4,944**

Exploration Expenditure – Mexico	**Cordero-Sanson $**	**Other $**	**Total $**
Administration costs	$-	$100	$100
Consulting, labour & professional fees	20	221	241
Drilling & trenching	26	-	26
Property investigations	34	19	53
Property acquisition costs	88	-	88
Travel & accommodation	7	40	47
Total exploration expenditures – Mexico	**$175**	**$380**	**$555**

				2006
Exploration Expenditures – Chile	**Flores $**	**Gloria $**	**General $**	**Total $**
Administration costs	$48	$5	$461	$514
Consulting, labour & professional fees	239	38	230	507
Drilling & trenching	928	-	-	928
Property investigations	429	43	50	522
Property acquisition costs	538	459	-	997
Travel & accommodation	68	6	23	97
Total exploration expenditure – Chile	**$2,250**	**$551**	**$764**	**$3,565**

Exploration Expenditure – Mexico	**Cordero-Sanson $**	**Other $**	**Total $**
Administration costs	$9	$116	$125
Consulting, labour & professional fees	152	49	201
Drilling & trenching	38	-	38
Property investigations	169	88	257
Property acquisition costs	113	-	113
Travel & accommodation	41	15	56
Total exploration expenditures – Mexico	**$522**	**$268**	**$790**

(expressed in thousands of U.S. dollars, except where indicated)

4 Exploration expenditures (continued)

Flores Project, Chile:
The Flores project comprises the Barreal Seco Deposit and the Salvadora, Flor de Lirio and Celeste properties. Barrel Seco is located on the boundary of Region II and Region III in Chile and the satellite properties are located in the northern part of Region III in Chile. Barreal Seco is an advanced heap leach project located 75km northeast of the coastal port of Chañaral and 55km northwest of Codelco's El Salvador smelter/mine complex. The Company may acquire a 75% interest in the property for total property option payments of $2,012 (2007: $361 (paid), 2008: $400, 2009: $863).

The Salvadora copper property is located approximately 17 km southwest of Barreal Seco. The Company may acquire a 100% interest in the property for total option payments of $1,350 (2007: $90 (paid), 2008: $180, 2009: $990). Production from Salvadora is subject to a 1.5% net smelter return royalty that can be purchased for $1,350. The Flor de Lirio property is located 6 km north of Salvadora. The Company may acquire a 100% interest in the property for total option payments of $150 (2007: $10 (paid), 2008: $20, 2009: $110) and includes a 1.5% net smelter return royalty that can be purchased for $150. The Company is currently leasing the Celeste property which is located 28 km southwest of Barreal Seco. The payments for 2006 include a payment for a property that was subsequently dropped during the year.

Andrea, Chile:
Andrea is located 19km northwest of the city of Talca and 230km south of Santiago in Region VII of Chile. It comprises two exploitation claims totaling 670 hectares. The Company may acquire a 100% interest in the property for total option payments of $4,250 (2007: $50 (paid), 2008: $100, 2009: $300, 2010: $1,550, thereafter: $2,250). The final payment will be paid in three installments of $750, due on commencement of commercial production and in each of the two years subsequent to the commencement of commercial production

Gloria, Chile:
The Gloria copper property comprises a small claim group, situated approximately 28km southeast of Copiapo, in Region III in Chile. The Gloria property comprised two separate but adjacent properties. The Company had acquired 100% of one of these properties and held an option on the other until it was dropped in 2007.

General, Chile:
General exploration activity in Chile includes general exploration work and work on our extensive land position in South Central Chile of approximately 42,300 hectares.

Cordero-Sanson (Cor-San), Mexico:
In Mexico, the Company has the Cordero-Sanson property comprised of two claim groups. The Cordero claim group is an option on an early stage polymetallic porphyry related property located 45km northeast of Parral, in the southern part of Chihuahua State. The Company may acquire a 100% interest in the Cordero claim group for total option payments of $2,991. Production from the properties is subject to a net smelter return royalty of between 1% and 2%.

(expressed in thousands of U.S. dollars, except where indicated)

4 Exploration expenditures (continued)

In 2007, the terms of the property option agreement were amended and part of the 2008 payment was deferred to 2009. All subsequent payments were also deferred by one year. The neighbouring Sanson claim group includes an 8,200 hectare claim to cover potential extensions to the Cordero claim group. The Company owns 100% of the Sanson claim group.

Summary of property option payments[1] – December 31, 2007

Year	Argentina San Jorge $	Chile Flores $	Chile Gloria $[2]	Chile Andrea $	Mexico Cor-San $	Total $
2006 (paid)	$300	$538	$463	-	$113	$1,414
2007 (paid)	300	461	333	50	88	1,232
2008	400	600	-	100	100	1,200
2009	-	1,963	-	300	300	2,563
2010	-	-	-	1,550	470	2,020
2011	-	-	-	-	1,920	1,920
Thereafter	-	-	-	2,250	-	2,250
	$1,000	$3,562	$796	4,250	$2,991	$12,599

[1] Includes property option payments for development properties (note 6), but excludes non-cash payments such as share issuances. It also excludes the lease payments associated with the Celeste property.
[2] The property option on the Gloria project was dropped in the fourth quarter of 2007.

5 Property, plant and equipment

	2007			2006		
	Cost	Accumulated amortization	Net $	Cost	Accumulated amortization	Net $
Equipment	$336	$(86)	$250	$163	$(28)	$135
Land	537	-	537	537	-	537
Total	$873	$(86)	$787	$700	$(28)	$672

The Company purchased a 120,000 hectare ranch providing surface land rights covering the San Jorge project. The ranch was acquired for a total cost of $537. The purchase is still subject to final approval by the Argentine authorities.

(expressed in thousands of U.S. dollars, except where indicated)

6 Mineral property interests

San Jorge	2007 $	2006 $
Opening balance	$4,024	$-
Acquisition costs / option payments	1,506	2,669
Development expenditures	5,961	1,355
Closing balance	$11,491	$4,024

Included within the 2007 acquisition costs for Minera San Jorge is the assumption of a future income tax liability of $528 (2006: $406). Refer to note 10.

San Jorge, Argentina:

The San Jorge copper-gold project is located in Argentina, approximately 110km northwest from Mendoza, and approximately 250km northeast of Santiago, Chile.

In 2006, the Company entered into an option agreement to purchase 100% of the San Jorge project, by acquiring the outstanding shares of Minera San Jorge, from Global Copper Corp. ("Global"). Included within acquisition costs for 2006 was the cost of an Indemnity and Release agreement with a previous owner of the mineral rights ($1,096) and the settlement of an outstanding legal dispute ($400). Included within acquisition costs for 2007 is the assumption of a future income tax liability of $528 (2006: $406).

Under the option agreement, the Company has agreed to pay a total of $1,000 in cash ($600 paid) and issue a total of 1,000,000 shares (666,666 issued). Upon completion of a bankable feasibility study on the leachable ore, the Company agreed to pay $US0.025 per pound of copper contained in the mineable, proven and probable heap leach reserves, less the value of the 1,000,000 shares noted above, of which up to one half of such amount may be payable, at the seller's option, in shares. Upon commencement of commercial production from any mineable, proven and probable sulphide reserves, the Company agreed to pay $US0.02 per pound of copper contained in the mineable, proven and probable sulphide reserves. For any production of copper in excess of that derived from the total mineable, proven and probable heap leachable reserves and the mineable, proven and probable sulphide reserves the Company agreed to pay (i) $US0.02 per pound of copper contained in ore placed on leach pads, in excess of the total pounds of copper contained in the mineable, proven and probable heap leachable reserves and (ii) $US0.015 per pound of copper contained in ore processed by a mill, in excess of the total pounds of copper contained in the mineable, proven and probable sulphide reserves.

The Company is now evaluating the flotation of the enriched and primary ore at San Jorge and is currently treating the oxide ore as waste. In June 2007, the Provincial Government of Mendoza introduced legislation that prohibits the use of toxic chemicals including sulphuric acid in any mining activity in the Province. The new legislation, unless amended or repealed, causes the oxide ore to be treated as waste and therefore impacts the economics of the San Jorge project. In July 2007, the Company filed an action against the Province of Mendoza to have the legislation declared unconstitutional. This matter is currently proceeding through due process. Notwithstanding, the Company believes that it will still be able develop San Jorge and therefore, has not recorded any impairment charge.

(expressed in thousands of U.S. dollars, except where indicated)

7 Equity accounts

The Company has an unlimited amount of authorized common shares without par value.

	Number of shares(000's)	Shares $	Contributed Surplus	Total $
Opening balance - January 1, 2006	20,006	$5,841	-	$5,841
Share issuances:				
Cash	9,457	12,130	-	12,130
Non-cash	333	446	-	446
Compensation expense	-	-	126	126
Closing balance - December 31, 2006	29,796	$18,417	$126	$18,543
Share issuances:				
Cash	6,080	$11,369	-	$11,369
Non-cash	333	679	-	679
Compensation expense	-	19	431	450
Share issuance expenses	-	(325)	325	-
Closing Balance – December 31, 2007	36,209	$30,159	$882	$31,041

For 2007, the weighted average number at shares outstanding was 32,907,448 (2006: 24,023,799).

Share issuances

2006

a) In April 2006, the Company issued 0.55 million shares, via a private equity placement, at CA$0.50 per share for proceeds of $246. In August 2006, the Company issued 8.9 million shares, via a private equity placement at CA$1.50 per share for proceeds of $11,884.

b) In August 2006, the Company issued 333,333 shares at CA$1.50 per share in conjunction with the option agreement on the San Jorge project (refer note 6).

2007

c) In May 2007, the Company issued 333,333 shares at CA$2.25 pursuant to the option agreement to acquire San Jorge (refer note 6).

d) In July 2007, the Company issued 6,000,000 shares at CA$2.25, for gross proceeds of $12.9 million, in connection with IPO. In 2007, 80,000 stock options were exercised (refer note 8).

Capital Disclosure

The Company manages its common shares, options and warrants as capital. As the Company is in the development stage its principal source of funds is from the issuance of common shares. It is the Company's objective to safeguard its ability to continue as a going concern, so that it can continue to explore and develop its projects for the benefit of its stakeholders.

(expressed in thousands of U.S. dollars, except where indicated)

7 Equity accounts (continued)

The Company listed on the Toronto Stock Exchange ("TSX") in July 2007. The TSX imposed certain capital requirements on the Company prior to listing; however there are no ongoing capital requirements to remain listed on the TSX.

8 Share stock options and warrants

The Company has a stock option plan that permits the granting of stock options to directors, officers, key employees and consultants. Terms and pricing of options are determined by management at the date of grant. A total of 10% of the issued and outstanding common shares of the Company may be allotted and reserved for issuance under the stock option plan.

	Number of shares (000's)	Weighted average exercise price CA$
Outstanding, January 1, 2007	2,060	0.76
Granted	770	1.50
Cancelled	(120)	0.50
Exercised	(80)	0.50
Outstanding, December 31, 2007	2,630	0.99

At December 31, 2007, the following stock options were outstanding:

	Number of Shares Outstanding (000's)	Exercise price CA$	Expiry Date
	40	0.50	2008
	540	0.50	2011
	1,000	0.75	2011
	280	1.50	2011
	770	1.50	2012
Total	2,630		

Stock options vest over a three year period, from the date the Company completed its IPO. At December 31, 2007, 40,000 stock options were vested and exercisable. Subsequent to year end, the Company issued 258,900 options with an exercise price of CA$1.40.

Option and warrant pricing models require the input of highly subjective assumptions including the expected volatility. Changes in the assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options. The following assumptions were used in the Black-Scholes option pricing model to calculate the compensation expense and warrant valuation:

Risk-free interest rate	3.9% to 4.3%
Options expected life	3.5 to 4.5 years
Expected volatility	75% to 90%
Expected dividend	0%

(expressed in thousands of U.S. dollars, except where indicated)

8 Share stock options and warrants (continued)

For the year ended December 31, 2007, total stock-based compensation expense was $450 (2006: $126) of which $132 (2006: $3) was capitalized.

Warrants

In conjunction with the IPO, the Company granted 420,000 warrants to the financing agents, at an exercise price of CA$2.25. The warrants are exercisable for a period of 12 months from the closing of the IPO (July 10, 2007). Subsequent to year end, the Company issued 150,000 warrants at an exercise price of CA$2.50 to its financial advisor for the Cerro Negro acquisition.

9 Accumulated other comprehensive income (loss)

	2007 $	2006 $
Opening balance	$150	$399
Other comprehensive income (loss)	325	(249)
Closing balance	$475	$150

10 Income taxes

	2007 $	2007 %	2006 $	2006 %
Loss before tax	$5,859	-	$4,870	-
Income taxes at statutory rates	1,999	34	1,661	34
Difference in foreign tax rates	18	0	(2)	0
Non-deductible expenses	158	3	135	3
Unrecognized tax losses	(2,175)	(37)	(1,794)	(37)
Taxation expense	$-	-%	$-	-%

The significant components of the Company's future income tax liability are as follows:

	2007 $	2006 $
Mineral property interest	$934	$406
Operating losses carried forward	(4,236)	(2,061)
Valuation allowance	4,236	2,061
Net future income tax liability	$934	$406

The Company has incurred non-capital losses for income tax purposes of approximately $12,309. They may be carried forward and used to reduce taxable income of future years in the countries indicated. These losses will expire as follows:

(expressed in thousands of U.S. dollars, except where indicated)

10 Income taxes (continued)

	Argentina $	Canada $	Chile $	Mexico $	Total $
Expiry Date					
2012	$ -	$231	$-	$-	$231
2013	-	297	-	-	297
2014	-	-	-	-	-
Thereafter	-	-	10,635	1,146	11,781
Total	$ -	$528	$10,635	1,146	$12,309

As the Company only has an option to acquire Minera San Jorge, any tax losses incurred prior to the exercise of the option agreement have not been recognized above. In addition, Argentina permits the double deduction of certain expenditures prior to filing a definitive feasibility study, as the Company has not completed its option on acquiring Minera San Jorge it has not recognised the tax benefit of this double deduction.

11 Related party transactions

During the year the Company paid $78 (2006: $75), in expenses (on a cost recovery basis) to a private company with a director in common. Certain executive directors' fees are paid to private companies with directors in common.

12 Geographic segmented information

The following table illustrates the geographic location of the Company's assets. ARG, CAD, CHI and MEX represent the Countries of Argentina, Canada, Chile and Mexico respectively.

	ARG $	CAD $	CHI $	MEX $	TOTAL $
2007					
Capital assets	$12,075	$38	$157	$24	$12,294
Total assets	12,208	9,969	331	137	22,645
2006					
Capital assets	4,560	55	77	48	4,740
Total assets	$5,443	$9,091	$457	$89	$15,080

13 Supplemental cash flow information

Non-cash financing and investing activities which included the issuance of shares under the San Jorge option agreement for a deemed value of $679 (2006: $446) (note 6), and non-cash share issuance costs of $1,393 associated with the IPO.

(expressed in thousands of U.S. dollars, except where indicated)

13 Supplemental cash flow information (continued)

Cash and cash equivalents comprise the following:

	2007 $	2006 $
Cash on hand and balances in bank	$394	$1,304
Short term deposits	9,631	8,770
	$10,025	$10,074

14 Financial instruments

Fair Values

As at December 31, 2007, the Company's carrying values of cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued liabilities approximate their fair values due to their short term to maturity.

The Company's accounts receivable balances include Value Added Tax ("VAT") receivable from Chile, Argentina and Mexico. Due to the uncertainty of collection of these amounts in Chile and Argentina the Company has fully provided for these amounts. The VAT receivable in Mexico has also been partially provided for due to the uncertainty surrounding the final amount to be collected. The Company believes that any amount collectible in Mexico will be received within twelve months and therefore the Company has not discounted this receivable.

The Company has no financial assets or liabilities classified as held for trading or available-for-sale, except for cash and cash equivalents.

Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company deposits cash and cash equivalents with high credit quality financial institutions as determined by rating agencies.

Currency Risk

As at December 31, 2007, a significant portion of the Company's cash and cash equivalents were held in Canadian dollars and were therefore subject to fluctuation against the U.S. dollar. If the Canadian dollar had weakened (strengthened) against the U.S. dollar, with all other variables held constant, by 100 basis points (one cent) at year end, net loss would have been $50 lower ($50 higher). Other comprehensive loss would have remained unchanged.

The Company's significant subsidiaries are located in Chile, Argentina, and Mexico and its Parent Company in Canada. As a result a portion of the Company's accounts receivable, accounts payable and accruals are denominated in the Chilean Peso, Argentine Peso, Canadian Dollar and Mexican Peso and are therefore subject to fluctuation in exchange rates.

(expressed in thousands of U.S. dollars, except where indicated)

14 Financial instruments (continued)

Interest Rate Risk

Included in the loss for the year in these financial statements is interest income on Canadian and U.S. dollar cash and cash equivalents. If interest rates throughout the year had been 10 basis points (0.1%) lower (higher) then net loss would have been $10 lower ($10 higher).

15 Subsequent Events

Cerro Negro

In February 2008, Coro entered into an option agreement to acquire 100% ownership of the Cerro Negro copper mine, located in the Region V of Chile. Cerro Negro comprises a combined open pit and underground operation producing copper cathodes via heap leach, copper sulphates and copper-silver concentrates via flotation as well as the toll treatment of third party oxide ores. The current annual production capacity is approximately 6,000 tonnes of copper cathode, 9,600 tonnes of copper-silver concentrates, and 4,200 tonnes of copper sulphate.

Under the terms of the option agreement, the Company will have until March 24, 2008 to complete a preliminary evaluation. After which it may enter into an initial due diligence period of 105 days by paying $1.0 million. On or before July 7, 2008, the Company may elect to proceed to a second stage due diligence by paying a further $1.0 million. On or before September 18, 2008, the Company may exercise its option to acquire 100% of Cerro Negro by agreeing to pay the balance of $38 million. The sellers of Cerro Negro have also agreed that at the date of exercise of the option, Cerro Negro will have a minimum of $10.0 million in cash and cash equivalents.

Mexico

In March 2008, the Company entered into a letter of intent with Valley High Ventures Ltd ("VHV") to transfer all of the Company's properties in Mexico to VHV. In return, the Company shall receive a yet to be determined number of shares of VHV based on its investment in Mexico at the time of completion of the agreement. As all Mexican exploration activities have been expensed in the period incurred, the Company will recognize a gain on disposal on completion of this transaction. The disposition of the properties in Mexico allows the Company to focus on its opportunities in Chile and Argentina while still having a retained interest in the Mexican properties through its equity investment in VHV.

END